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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                   PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
                         SECURITIES EXCHANGE ACT OF 1934

                               For March 20, 2003

                           THE BANK OF BERMUDA LIMITED
                 (Translation of registrant's name into English)

                                 6 Front Street
                                 Hamilton HM 11
                             Hamilton HM DX, Bermuda
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

         Form 20-F [X]              Form 40-F [ ]

         Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes [ ]                    No [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 83- N/A

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                           THE BANK OF BERMUDA LIMITED

         On March 19, 2003, The Bank of Bermuda Limited (the "Bank") commenced the distribution to its shareholders of its 2002 Annual Report (the "Annual Report") and its Notice to Shareholders relating to the Bank's 2003 Annual General Meeting (the "Notice"). A copy of the Annual Report is attached as
Exhibit 99.1 to this Form 6-K and incorporated herein by reference. A copy of the Notice is attached as Exhibit 99.2 to this Form 6-K and incorporated herein by reference

         Exhibit Index

         99.1              Bank of Bermuda 2002 Annual Report.

         99.2              Notice to Shareholders.

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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               THE BANK OF BERMUDA LIMITED

                                            By: /s/ Alison J. Satasi
                                               ----------------------
                                               Name: Alison J. Satasi
                                               Title: Head of Investor Relations

Date: March 20, 2003

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